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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2015 (MM/DD/YY) AND ENDING 04/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPENCER WINSTON SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 WEST 47TH STREET
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OSCAR ECHMAN 212-840-2444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NEIL RISCHALL, CPA
(Name – *if individual, state last, first, middle name*)

146 SPENCER STREET, SUITE 4014	BROOKLYN	NY	11205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, OSCAR ECHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPENCER WINSTON SECURITIES CORP., as of APRIL 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

6/14/2016

DAVID S. KAPLAN
NOTARY PUBLIC, State of New York
No. 01KA4832954
Qualified in Rockland County
Commission Expires Dec. 31, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPENCER - WINSTON SECURITIES CORP.
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
APRIL 30, 2016

NEIL D. RISCHALL CPA

Certified Public Accountant

146 Spencer Street, Suite 4014

Brooklyn, New York 11205

Phone (718) 484-7954 Fax (718) 732-4504

Email: CPA@post.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
SPENCER - WINSTON SECURITIES CORP.
New York, New York

I have audited the accompanying financial statements of Spencer - Winston Securities Corp. (a New York Corporation), which comprise the statement of financial condition as of April 30, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spencer - Winston Securities Corp., as of April 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



NEIL D. RISCHALL
Certified Public Accountant

Brooklyn, NY
June 15, 2016

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2016

ASSETS

Current Assets:		
Cash	$	600,846
Receivables from Brokers and Dealers		33,687
Securities Owned at Market Value		312,968
Due From Broker		216,001
Commission Advances		6,200
Prepaid Expenses		2,488
Total Current Assets		1,172,190
Property and Equipment (Net of Accumulated Depreciation $76,746)		5,196
Other Assets:		
Deferred Tax Asset		30,807
Security Deposits		28,691
Total Other Assets		59,498
TOTAL ASSETS	$	1,236,884

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	149,082
Securities Sold Not Yet Purchased		1,270
Total Liabilities		150,352
Stockholders' Equity:		
Common Stock – No Par Value: 40 Shares Authorized, Issued and Outstanding		400
Additional Capital		57,616
Retained Earnings		1,028,516
Total Stockholders' Equity		1,086,532
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,236,884

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDING APRIL 30, 2016

Revenues:	
Commission Income	$ 3,026,610
Interest and Dividend Income	220,013
Other Income	118,937
Trading Income (Loss)	(19,980)
Total Revenues	3,345,580
Expenses:	
Communication and Data Service	37,427
Cost of Services	579,026
Depreciation	3,368
Employee Benefits	11,969
Occupancy Costs	138,401
Salaries Expense	619,063
Independent Contractor	1,946,731
Other Expenses	117,226
Total Expenses	3,453,211
Net Loss Before Provision For Income Taxes	(107,631)
Current Income Tax Expense	3,639
Deferred Income Tax Benefit	(14,806)
Total Provision For Income Taxes	(11,167)
Net Loss	$ (96,464)

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING APRIL 30, 2016

	COMMON SHARES	STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Beginning Balance May 1, 2015	40	400	$ 57,616	$ 1,124,980	$ 1,182,996
Net Loss				(96,464)	(96,464)
Ending Balance April 30, 2016	40	400	$ 57,616	$ 1,028,516	$ 1,086,532

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

SPENCER - WINSTON SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING APRIL 30, 2016

Cash Flows from Operating Activities:	
Net Loss	$ (96,464)
Adjustments to Reconcile Net Loss to Net Cash	
Used in Operating Activities:	
Depreciation and Amortization	3,368
Change in Assets and Liabilities	
Receivables from Brokers	(7,402)
Securities Owned at Market Value	(23,634)
Due From Broker	157,713
Commission Advances	(6,200)
Prepaid Expenses	2,112
Deferred Tax Asset	(14,806)
Accounts Payable and Accrued Expenses	(85,762)
Securities Sold Not Yet Purchased	1,270
Total Adjustments	26,659
Net Cash Used in Operating Activities	(69,805)
Net Decrease in Cash	(69,805)
Cash - Beginning of the Year	670,651
Cash - End of the Year	$ 600,846

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

NOTE 1 - ORGANIZATION AND BUSINESS

Spencer - Winston Securities Corp. (the "Company") was incorporated in May 1980 and commenced operations in September 1980. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by its clearing broker, Hilltop Securities Inc., on a fully disclosed basis.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The books and records of the Company are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements with GAAP requires management to use judgment in the application of accounting policies including making estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during a reporting period. The most significant assumptions and estimates relate to, intangible assets and liabilities, depreciable lives, revenue recognition and the recoverability of trade accounts receivable. Application of these assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

Cash

Cash consists of a demand deposit account held at a major financial institution and may at times exceed the insurable amount. Management believes it mitigates its risk by investing in a major financial institution and in a fund that is currently U.S. federal government insured. Recoverability of investments is dependent upon the performance of the issuer.

Cash Equivalents

For purposes of the statement of cash flows the Company considers all short term investments purchased with a maturity of three months or less when purchased to be cash equivalents.

NOTE 2 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk for the Company is recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Depreciation and Amortization

Depreciation is computed for financial reporting purposes using the straight-line method over the following useful lives:

Furniture and Fixtures	5-7 years
Computer Equipment	5 years

Tax Uncertainties

The Company's policy is to record interest expense and penalties in operating expenses. For the year ended April 30, 2016, there was no interest and penalties expense recorded and no accrued interest and penalties.

The Company's federal and state tax returns are open for examination for the years 2014, 2013 and 2012.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2016
Furniture and Fixtures	$16,754
Computer Equipment	65,188
Total Property and Equipment	81,942
Less: Accumulated Depreciation	76,746
Net Property and Equipment	$5,196

For the year ended April 30, 2016 depreciation expense was $3,368.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission net capital rule (Rule 15c3-1) which requires that aggregate indebtedness, as defined, shall not be permitted to exceed 15 times net capital, as defined. As of April 30, 2016, the Company's net capital was approximately $959,730 which was in excess of the amount required, and had a ratio of aggregate indebtedness to the net capital of approximately 16 to 1.

NOTE 5 - INCOME TAXES

Income taxes are calculated based on the tax effects of transactions reported in the financial statements. The primary differences relate to unrealized investment and losses which are not recorded for tax purposes.

Current year income tax expense consists of the following:

Federal	-	$ 0
New York State	-	2,200
New York City Tax	-	1,439

NOTE 6 - PENSION AND PROFIT SHARING PLANS

The Company has adopted qualified non – contributory pension and profit sharing plans, covering substantially all employees who meet the Plans' eligibility requirements. The pension plan requires that the Company contribute an amount based on a percentage of compensation, as defined in the plan agreement, for all covered employees, annually. The profit sharing plan provides for the Company to contribute an amount out of its current profits, as defined in the plan agreement, or from prior years' earnings, as determined by the Board of Directors.

The contributions for the profit sharing plan may not exceed 15% of annual compensation of all participants in the plan, and for the pension plan 10% of annual compensation, subject to Internal Revenue Service salary limitations.

The Company's contribution to the plan is made to separate trust funds, administered by the trustee of the plan, with amounts allocated to the accounts of each participant. The Company has elected not to make a contribution to the profit sharing plan for the current fiscal year.

NOTE 7 - COMMITMENTS

The Company conducts its operations in leased premises at two locations in New York City and one location in North Miami Beach, Florida, expiring at various dates to July 31, 2017. Leases contain real estate tax and cost of living (CPI) escalation clauses.

Future minimum rental payments due as of April 30, 2016, are as follows:

For the Year Ending April 30,	
2017	$43,257
2018	7,262
Total	$50,519

For the year ended April 30, 2016, rent expense was $138,401.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statement through June 15, 2016, the date which the financial statements were available to be issued.

SPENCER - WINSTON SECURITIES CORP.
RECONCILIATION BETWEEN UNAUDITED AND AUDITED FOCUS REPORTS
FOR THE YEAR ENDING APRIL 30, 2016

ACCOUNT	PER UNAUDITED	PER AUDITED	DIFFERENCE	EXPLANATION
Cash	$ 600,846	$ 600,846	$ 0	
Due from Broker	249,688	249,688	(0)	
Securities	312,968	312,968	-	
Fixed Assets	5,189	5,196	(7)	LESS DEPRECIATION, RECLASSED ADDITION
Other Assets	56,658	68,185	(11,527)	CHANGE IN DEFERRED TAX ASSET AND PREPAID TAXES
Total Assets	1,225,350	1,236,883	(11,534)	
Securities Sold Not Yet Purchased	1,270	1,270	-	
Accrued Expenses	148,826	149,082	(256)	ADDITIONAL ACCRUALS
Total Liabilities	150,096	150,352	(256)	
Common Stock	400	400	-	
Paid in Capital	57,616	57,616	-	
Retained Earnings	1,017,238	1,028,516	(11,278)	MARK TO MARKET ADJUSTMENT
Ownership Equity	1,075,254	1,086,532	(11,278)	
Non Allowable Assets	69,466	81,000	(11,534)	
Haircuts	45,802	45,802	-	
NET CAPITAL	$ 959,986	$ 959,730	$ 256	

See Independent Auditor's Report.

NEIL D. RISCHALL CPA
Certified Public Accountant
146 Spencer Street, Suite 4014
Brooklyn, New York 11205
Phone (718) 484-7954 Fax (718) 732-4504
Email: CPA@post.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Spencer - Winston Securities Corp.
New York, NY

In planning and performing my audit of the financial statements of SPENCER - WINSTON SECURITIES CORP. (the "Company"), for the year ended April 30, 2016, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling his responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at April 30, 2016, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



NEIL D. RISCHALL
Certified Public Accountant

Brooklyn, New York
June 15, 2016

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Spencer Winston Securities Corp. [13]

SEC FILE NO.: 8-24995 [14]

FIRM I.D. NO.: 8300 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

45 West 47th Street [20]
(No. and Street)

New York [21] NY [22] 10036 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): May 1, 2015 [24]

AND ENDING (MM/DD/YY): April 30, 2016 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oscar Echman [30]

(Area Code) — Telephone No.

(212) 840-2444 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [✓] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 15th day of June 20 16

Manual signatures of:



1) ____________________
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Rischall, Neil D. [70]

ADDRESS

146 Spencer Street, Suite 4014 [71]	Brooklyn [72]	NY [73]	11205 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 4/30/2016 [99]
SEC FILE NO. 8-24995 [98]
Consolidated [ ] [198]
Unconsolidated [x] [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 600,846	200			$ 600,846	750
2. Receivables from brokers or dealers:						
A. Clearance account	33,687	295				
B. Other	216,001	300	$	550	249,688	810
3. Receivable from non-customers		355	6,200	600	6,200	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	305,350	424				
E. Spot commodities		430			305,350	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440	7,618	610	7,618	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	5,196	680	5,196	920
11. Other assets		535	61,986	735	61,986	930
12. TOTAL ASSETS	$ 1,155,884	540	$ 81,000	740	$ 1,236,884	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2016

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 [13]	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other [10]		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value			1,270	1360	1,270	1620
17. Accounts payable, accrued liabilities, expenses and other	149,082	1205		1385	149,082	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 [12]		1390 [14]		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders [9] $ ___ 970						
2. includes equity subordination (15c3-1(d)) of . . . $ ___ 980						
B. Securities borrowings, at market value from outsiders $ ___ 990				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ ___ 1000						
2. includes equity subordination (15c3-1(d)) of . . . $ ___ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 149,082	1230	$ 1,270	1450	$ 150,352	1760

Ownership Equity		Total	
21. Sole Proprietorship	[15]	$	1770
22. Partnership (limited partners) [11] ($ ___ 1020)			1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		400	1792
C. Additional paid-in capital		57,616	1793
D. Retained earnings		1,028,516	1794
E. Total		1,086,532	1795
F. Less capital stock in treasury	[16]	( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 1,086,532	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,236,884	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2016

COMPUTATION OF NET CAPITAL

Line	Description		Code		Amount	Code
1.	Total ownership equity from Statement of Financial Condition			$	1,086,532	3480
2.	Deduct ownership equity not allowable for Net Capital			19	( )	3490
3.	Total ownership equity qualified for Net Capital				1,086,532	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	1,086,532	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) 17	$ 81,000	3540			
	B. Secured demand note delinquency		3590			
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
	D. Other deductions and/or charges		3610		(81,000)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			20 $	1,005,532	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities 18		3735			
	2. Debt securities		3733			
	3. Options 30		3730			
	4. Other securities	45,802	3734			
	D. Undue Concentration		3650			
	E. Other (List)		3736		(45,802)	3740
10.	Net Capital			$	959,730	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2016

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)			$	9,929	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	100,000	3760
14. Excess net capital (line 10 less 13)			$	859,730	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22			$	944,822	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	149,082	3790
17. Add:					
A. Drafts for immediate credit 21	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Total aggregate indebtedness			$	149,082	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	15.5	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP.

For the period (MMDDYY) from 05/01/15 [3932] to 04/30/16 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3,026,610	3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		(19,980)	3952
4. Profit (loss) from underwriting and selling groups	26		3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		338,950	3995
9. Total revenue	$	3,345,580	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		134,000	4120
11. Other employee compensation and benefits		438,567	4115
12. Commissions paid to other broker-dealers		435,746	4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements [4070]			
14. Regulatory fees and expenses		10,808	4195
15. Other expenses		2,422,923	4100
16. Total expenses	$	3,442,044	4200

NET INCOME

Item		Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	(96,464)	4210
18. Provision for Federal income taxes (for parent only)	28		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of [4338]			
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of [4239]			
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items	$	(96,464)	4230

MONTHLY INCOME

Item		Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	85,105	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP.

For the period (MMDDYY) from 05/01/15 to 04/30/16

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 1,182,996	4240
A. Net income (loss)			(96,464)	4250
B. Additions (Includes non-conforming capital of	29 $	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 1,086,532	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $ -0-	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ -0-	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SPENCER WINSTON SECURITIES CORP. as of 4/30/2016

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1			4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 Hilltop Securities	4335	x	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

NEIL D. RISCHALL CPA
Certified Public Accountant
146 Spencer Street, Suite 4014
Brooklyn, New York 11205
Phone (718) 484-7954 Fax (718) 732-4504
Email: CPA@post.com

SPENCER WINSTON SECURITIES CORP.
45 WEST 47TH STREET
NEW YORK, NY 10036

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from May 1, 2015 to April 30, 2016, which were agreed to by Standard Stockbrokerage Co. Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, In., SIPC solely to assist you and the other specified parties in evaluating Standard Stockbrokerage Co. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation. Standard Stockbrokerage Co. Inc.'s management is for the Standard Stockbrokerage Co. Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended April 30, 2016, with the amounts reported in Form SIPC-7T for the period from May 1, 2015 to April 30, 2016 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



NEIL RISCHALL
Certified Public Accountant

Brooklyn, NY
June 15, 2016

Spencer Winston Securities Corp.

Member FINRA/SIPC

June 21, 2016

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2015

Dear Sir/Madame:

For the fiscal year ending April 30, 2016 Spencer Winston Securities Corp. claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Spencer Winston Securities Corp.met the exemption provided above for the period ending April 30, 2016.

Sincerely,



Oscar Echman
Managing Member

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email : CPA@post.com

June 21, 2016

To the Stockholders
Spencer Winston Securities Corp.

Gentlemen:

I have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2015, in which (1) Spencer Winston Securities Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Spencer Winston Securities Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3: under paragraph (k)(2)(i) of the respective rule. and (2) Spencer Winston Securities Corp. stated that Spencer Winston Securities Corp. met the identified exemption provisions throughout the most recent fiscal year. Spencer Winston Securities Corp. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spencer Winston Securities Corp. with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



NEIL D. RISCHALL,
Certified Public Accountant
Brooklyn, NY
June 21, 2016